SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Anvar Mametov

Cayman Invest S.A.

3A Little Denmark Complex

147 Main Street P.O. Box 4473

Road Town, Tortola, British Virgin Islands VG 1110

+7 916 664 1310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons.
Cayman Invest S.A.
2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	4,840,995*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	4,840,995*
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	4,840,995
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	15%
14	Type of Reporting Person	OO

* Number of shares reflects 15% of 32,273.298, which is the number of the outstanding shares of Common Stock as of April 1, 2014.

CUSIP No. 64111R 102
1	Names of Reporting Persons.
Anvar Mametov
2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization	Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	4,840,995*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	4,840,995*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	4,840,995
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	15%
14	Type of Reporting Person	IN

* Number of shares reflects 15% of 32,273.298, which is the number of outstanding shares of Common Stock as of April 1, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Item 2. Identity and Background

(a) This statement is being filed by Cayman Invest S.A., a British Virgin Islands limited company (“Cayman”) and Anvar Mametov. Mr. Mametov is Cayman’s sole shareholder and sole director. The agreement (the “Joint Filing Agreement”) between Cayman and Anvar Mametov to file this statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Act, is attached hereto as Exhibit 99.1.

(b) The address of Cayman’s principal office is 3A Little Denmark Complex, 147 Main Street P.O. Box 4473, Road Town, Tortola, British Virgin Islands, VG 1110. The principal address of Anvar Mametov is 3, Fourth Zaprudnaja Street, Nemchinovka village, Odincovo city, Moscow Region 143026, Russian Federation.

(c) Cayman is a privately held company and investment vehicle. Mametov is the sole shareholder and sole director of Cayman. The present principal occupation of Mr. Mametov is investing his personal funds and funds held by Cayman.

(d) During the past five years, neither Cayman nor Mr. Mametov has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Cayman nor Mr. Mametov has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f) Cayman is a British Virgin Islands limited company, and Mr. Mametov is a citizen of Russian Federation.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities beneficially owned by Cayman and deemed beneficially owned by Mr. Mametov were acquired with funds generated and held by Cayman.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The securities beneficially owned by Cayman and deemed beneficially owned by Mr. Mametov were acquired for investment purposes in the ordinary course of its and his business as an investor.

On April 21, 2014, the Company entered into a Secured Convertible Senior Promissory Note (the “Note”) with Cayman. Pursuant to the Note, Cayman agreed to loan to the Company $11,200,000.00. No interest will accrue under the Note; provided, however, that upon a default under the Note, the Note will accrue simple interest, at 12% per annum. Prior to March 31, 2015, effective upon a first financing closing after the date of the Note, in which the Company receives financing of at least $10 million from a third party (the “Qualified Financing”), the entire principal amount of the Note will be automatically converted into common shares of the Company equal to 15% of the then outstanding shares of the Company.  Effective upon an equity financing after the date of this Note in which the Company issues stock, (other than a Qualified Financing) or at any time before or after March 31, 2015, at the option of Cayman, the entire principal amount of the Note may be converted into common shares of the Company equal to 15% of the then outstanding shares of the Company. Unless converted, the outstanding amount under the Note will be due and payable on the earlier of March 31, 2015 and the closing of a sale of a majority of the ownership of the Company or any voluntary or involuntary liquidation, dissolution or winding up of the Company. Under the Note, the Company agreed to take all actions to have the obligations under the Note positioned as a senior security interest secured by all assets of the Company and by those payment processing portfolios owned by the Company as of the date of the Note.

Except as described in this Item 4 of Schedule 13D, neither Cayman nor Mr. Mametov have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, Cayman and Mr. Mametov, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of Issuer

(a) – (b) As of the date hereof, Cayman is the beneficial owner of 4,840,995 shares of Common Stock, representing approximately 15% of the outstanding shares of Common Stock (based on 32,273,298 shares outstanding as of April 1, 2014, as reported in the Company’s Form 10-K for the year ended December 31, 2013) and has sole voting power and sole dispositive power with respect to such shares. Mr. Mametov, as the sole shareholder and sole director of Cayman, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Cayman and has shared voting power and shared dispositive power with respect to such shares.

(c) Neither Cayman nor Mr. Mametov has effected any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 below is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated April 24, 2014, between Cayman and Anvar Mametov.

Exhibit 99.2	Secured Convertible Senior Promissory Note dated as of April 21, 2014, by and between the Company and Cayman (Filed as Exhibit 4.1 to the Form 8-K filed by the company with the Securities Exchange Commission on April 22, 2014 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 24, 2014	/s/ Anvar Mametov
Anvar Mametov

Date: April 24, 2014	CAYMAN INVEST S.A.

	By:	/s/ Anvar Mametov
Anvar Mametov, Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated April 24, 2014, between Cayman and Anvar Mametov.

Exhibit 99.2	Secured Convertible Senior Promissory Note dated as of April 21, 2014, by and between the Company and Cayman (Filed as Exhibit 4.1 to the Form 8-K filed by the company with the Securities Exchange Commission on April 22, 2014 and incorporated herein by reference).